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                                                               Exhibit (a)(5)(C)


Contact:
MacKenzie Partners, Inc.
Grace Protos
(212) 929-5500


FOR IMMEDIATE RELEASE:


TB WOOD'S Corporation Announces Preliminary Results of Self-Tender Offer

CHAMBERSBURG, PA, July 30, 2001 -- TB Wood's Corporation (NASDAQ: TBWC) today announced the preliminary results of its "Dutch Auction" self tender offer, which expired at 5:00 p.m., New York City time, on July 30, 2001. The Company commenced the tender offer for up to 150,000 shares of its common stock, or approximately 2.8% of its then outstanding shares, at a purchase price not greater than $11.50 nor less than $8.50 per share on June 29, 2001.

Based upon a preliminary count by American Stock Transfer & Trust Company, the depositary for the offer, a total of 530,959 shares were tendered at or below $11.00 per share. Due to the over-subscription, shares tendered will be pro-rated. The Company expects to purchase, subject to final verification, 150,000 shares at $11.00 per share, resulting in an estimated pro-ration factor of approximately 28.3%.

The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered (and not properly withdrawn) including shares tendered subject to guarantees of delivery. Payment for shares validly tendered and accepted will be made promptly. Stockholders may obtain further information by calling our Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885.

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the Company operates production facilities in the United States, Canada, Mexico, Germany, Italy and India.